Castor Maritime Inc. Reports $6.5 Million net profit for the Three Months Ended June 30, 2021 and $7.6 Million net profit for the Six Months Ended June 30, 2021

Limassol, Cyprus, August 5, 2021 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three and six months ended June 30, 2021.

Highlights of the Second Quarter Ended June 30, 2021:

◾	Revenues, net: $21.8 million for the three months ended June 30, 2021, as compared to $2.6 million for the three months ended June 30, 2020;

◾	Net income/loss: Net income of $6.5 million for the three months ended June 30, 2021, as compared to net loss of $0.1 million for the three months ended June 30, 2020;

◾	Earnings/Loss per common share(1): $0.07 earnings per share for the three months ended June 30, 2021, as compared to loss per share of $0.12 for the three months ended June 30, 2020;

◾	EBITDA(2): $10.0 million for the three months ended June 30, 2021, as compared to $1.0 million for the three months ended June 30, 2020;

◾	Cash and restricted cash of $42.7 million as of June 30, 2021, as compared to $9.4 million as of December 31, 2020;

◾
During the second quarter of 2021 and as of the date of this press release, we have taken successful delivery of 12 vessels consisting of 4 Kamsarmax and 2 Panamax dry bulk carriers as well as 1 Aframax, 3 Aframax / LR2 and 2 MR1 tankers. We expect three remaining acquisitions to conclude in the third quarter of this year, subject to customary closing conditions. On a fully delivered basis, Castor will own a diversified fleet of 26 vessels with an aggregate capacity of 2.2 million dwt, having more than quadrupled its fleet size since December 31, 2020;

◾
On June 14, 2021, we received written notice from the Nasdaq Stock Market (“Nasdaq”) that the Company has regained compliance with the Nasdaq’s minimum bid price requirement for continued listing on the Nasdaq Capital Market; and

◾	In June 2021, we entered into an at-the-market (“ATM”) sales agreement for the offer and sale from time to time of our common shares, having an aggregate offering amount of up to $300.0 million.

Earnings Highlights of the Six Months Ended June 30, 2021:

◾	Revenues, net: $28.8 million for the six months ended June 30, 2021, as compared to $5.3 million for the six months ended June 30, 2020;

◾	Net income/loss: Net income of $7.6 million for the six months ended June 30, 2021, as compared to net loss of $0.4 million for the six months ended June 30, 2020;

◾	Earnings/Loss per common share(1): $0.10 earnings per share for the six months ended June 30, 2021, as compared to loss per share of $0.50 for the six months ended June 30, 2020; and

◾	EBITDA(2): $12.6 million for the six months ended June 30, 2021, as compared to $1.9 million for the six months ended June 30, 2020.

(1)          All share and per share amounts disclosed throughout this press release and in the financial information presented in Appendix B have been retroactively updated to reflect the one-for-ten (1-for-10) reverse stock split effected on May 28, 2021, unless otherwise indicated.

(2)          EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor commented:

“The first six months of 2021 was a transformational period for our Company, as we were able to raise $262.5 million of equity and $33.3 million of debt and grow our fleet from 6 vessels at the end of 2020 to 26 vessels on a fully delivered basis.

Strong demand for dry bulk transportation services has resulted in robust freight rates, with the upward momentum expected to be sustained by the tight vessel supply and historically low newbuilding orderbook. Following our timely acquisitions, Castor is well positioned to take advantage of this strong market with a dry bulk fleet consisting of 18 vessels, on a fully delivered basis. At the same time, most of our newly acquired tanker vessels are in either term or pool employment ensuring a high utilization for that part of our fleet.”

Earnings Commentary:

Second Quarter ended June 30, 2021 and 2020 Results

Vessel revenues, net of charterers’ commissions, for the three months ended June 30, 2021, increased to $21.8 million from $2.6 million in the same period of 2020. This increase was largely driven by the increase in our Ownership days (defined below) from 273 in the three months ended June 30, 2020 to 1,477 in the three months ended June 30, 2021, following the acquisition and delivery to our fleet of 20 vessels since June 30, 2020. The increase in vessel revenues during the three months ended June 30, 2021 as compared with the same period of 2020 was further underpinned by a stronger dry bulk shipping market resulting in higher daily TCE earned on average for our fleet

The increase in operating expenses by $6.8 million, from $1.2 million in the second quarter of 2020 to $8.0 million in the second quarter of 2021, as well as the increase in vessels’ depreciation costs by $2.5 million, from $0.3 million in the second quarter of 2020 to $2.8 million in the second quarter of 2021, mainly reflect the increase in our Ownership days following the expansion of our fleet.

Management fees in the second quarter of 2021 amounted to $1.8 million, whereas, in the same period of 2020 management fees totalled $0.1 million. This increase in management fees is primarily due to the sizeable increase of our fleet, resulting in a substantial increase in our Ownership days for which our managers charge us with a daily management fee, following the acquisitions discussed above. Effective September 1, 2020, the daily management fee for the technical management of our fleet by Pavimar S.A. was increased from $500 to $600 per vessel, and the daily management fee for the commercial and administrative management of our fleet by Castor Ships S.A. was set to $250 per vessel.

General and administrative expenses in the second quarter of 2021 amounted to $0.7 million, whereas, in the same period of 2020 general and administrative expenses totalled $0.1 million. This increase stemmed from incurred legal and other corporate fees primarily related to the growth of our company and the $0.3 million quarterly flat fee we pay Castor Ships S.A. with effect from September 1, 2020.

During the second quarter of 2021, we incurred net interest costs and finance costs amounting to $0.5 million compared to $0.8 million during the same period in 2020.

Recent Business and Financial Developments Commentary:

Nasdaq Listing Standards Compliance Update

On June 14, 2021, Nasdaq notified us that as a result of the closing bid price of the Company’s common stock having been at $1.00 per share or greater for at least ten consecutive business days, from May 28, 2021 to June 11, 2021, the Company has regained compliance with Nasdaq’s minimum bid price requirement for continued listing on the Nasdaq Capital Market, and the matter is now closed.

 ATM common stock offering program

On June 14, 2021, we entered into an equity distribution agreement with Maxim Group LLC acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through the ATM program having an aggregate offering price of up to $300.0 million (the “ATM Program”). As of June 30, 2021, we had raised net proceeds of $9.7 million by issuing and selling 3,563,407 common shares under the ATM Program. Between June 30, 2021 and August 4, 2021, no sales of common shares have taken place. We intend to use the net proceeds from the sale of our common stock under the ATM Program, for capital expenditures, working capital, funding for vessel and other asset or share acquisitions or for other general corporate purposes or a combination thereof.

Financing Transactions Update

On July 23, 2021, we, through four of our ship-owning subsidiaries, entered into a $40.75 million senior secured term loan facility with a European bank which is secured by the M/V Magic Thunder, M/V Magic Nebula, M/V Magic Eclipse and the M/V Magic Twilight. The $40.75 million term loan facility has a tenor of five years and bears interest at a margin plus LIBOR. The loan was drawn down in full on July 27, 2021.

Vessel Acquisitions Update

During the second quarter of 2021 and as of the date of this earnings press release, we have taken delivery of 12 vessels, aggregating to 17 completed vessel acquisitions of the total 20 vessel acquisitions we made since the beginning of this year.

Details and delivery information of our completed as well as in progress vessel acquisitions within the second quarter of 2021 and as of the date of this press release are as follows:

Completed acquisitions:

Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date in 2021
Dry Bulk Carriers
Magic Twilight	Kamsarmax	80,283	2010	Korea	$14.80	9 April
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	13 April
Magic Vela	Panamax	75,003	2011	China	$14.50	12 May
Magic Nebula	Kamsarmax	80,281	2010	Korea	$15.45	20 May
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	23 May
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	7 June
Tankers
Wonder Vega	Aframax	106,062	2005	Korea	$14.80	21 May
Wonder Avior	Aframax/LR2	106,162	2004	Korea	$12.00	27 May
Wonder Mimosa	MR1	37,620	2006	Korea	$7.25	31 May
Wonder Arcturus	Aframax/LR2	106,149	2002	Korea	$10.00	31 May
Wonder Musica	Aframax/LR2	106,209	2004	Korea	$12.00	15 June
Wonder Formosa	MR1	37,562	2006	Korea	$8.00	22 June

Vessels we have agreed to acquire:

Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)
Dry Bulk Carriers
Kamsarmax	82,158	2013	Japan	$21.00
Panamax	74,940	2013	Japan	$19.06
Panamax	76,822	2014	Korea	$21.00

Update on common shares issued and outstanding

As of August 4, 2021, we had issued and outstanding 93,519,255 common shares.

Liquidity / Financing / Cash Flow Commentary:

Our consolidated cash position as of June 30, 2021 increased by $33.3 million, to $42.7 million, in relation to our cash position on December 31, 2020. That was mainly the result of: (i) $7.2 million of positive operating cash flows during the six months ended June 30, 2021, (ii) $157.0 million of net cash proceeds pursuant to the three registered direct offerings of an aggregate 42,405,770 common shares and the concurrent private placement of an equivalent aggregate number of warrants on January 5, January 12 and April 7, 2021, (iii) proceeds of approximately $83.4 million resulting from subsequent exercises of approximately 34.4 million warrants pursuant to the June 2020, July 2020 and the January 2021 equity offerings, that resulted in the issuance of an equal number of common shares, (iv) net cash inflows of approximately $32.5 million following our entry into two secured loan facilities with two reputable European banks in January and April of 2021, (v) $9.8 million of net cash proceeds pursuant to common stock sales under the ATM Program, as offset by (vi) $1.6 of scheduled principal repayments on our existing debt agreements.

During the six months ended June 30 2021, we used $255.1 million of the net proceeds from our first half of 2021 equity and debt financings to fund our growth and other capital expenditures.

Between July 1, 2021 and August 4, 2021, there have been no subsequent warrant exercises under our currently effective warrant schemes.

As of June 30, 2021, our total debt (including $5.0 million of related party debt maturing in September 2021), gross of unamortized deferred loan fees, was $50.2 million of which $12.5 million was repayable within one year, as compared to $18.5 million of debt as of December 31, 2020.

Fleet Employment Update (as of August 4, 2021)

During the second quarter of 2021, we operated on average 16.2 vessels earning a daily average TCE rate of $14,381 as compared to an average 3 vessels earning a daily average TCE rate of $9,090 during the same period in 2020. Our current employment profile is presented below.

Vessel Name	Type/ Country of Construction	DWT	Year Built	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date (Earliest/ Latest)
Magic P	Panamax dry bulk carrier / Japan	76,453	2004	Time charter period	$12,750	August 2021	November 2021
Magic Sun	Panamax dry bulk carrier / Korea	75,311	2001	Time charter period	$10,200	August 2021	October 2021
Magic Moon	Panamax dry bulk carrier / Japan	76,602	2005	Time charter period	$10,500	July 2021	September 2021
Magic Rainbow	Panamax dry bulk carrier / China	73,593	2007	Time charter period	$25,000	January 2022	March 2022
Magic Horizon	Panamax dry bulk carrier / Japan	76,619	2010	Time charter period	$11,000	August 2021	December 2021
Magic Nova	Panamax dry bulk carrier / Japan	78,833	2010	Time charter period	$10,400	April 2021	August 2021
Magic Venus	Kamsarmax dry bulk carrier / Japan	83,416	2010	Time charter period	$18,500	August 2021	October 2021
Magic Orion	Capesize dry bulk carrier / Japan	180,200	2006	Time charter trip	$39,500	September 2021	September 2021
Magic Argo	Kamsarmax dry bulk carrier / Japan	82,338	2009	Time charter trip	$33,000	September 2021	September 2021
Magic Twilight	Kamsarmax dry bulk carrier / Korea	80,283	2010	Time charter period	$21,000	November 2021	January 2022
Magic Thunder	Kamsarmax dry bulk carrier / Japan	83,375	2011	Unfixed	N/A	N/A	N/A
Magic Vela	Panamax dry bulk carrier / China	75,003	2011	Time charter trip	$25,500	August 2021	August 2021
Magic Nebula	Kamsarmax dry bulk carrier / Korea	80,281	2010	Time charter trip	$25,500 + $550,000 Ballast Bonus	August 2021	August 2021
Magic Starlight	Kamsarmax dry bulk carrier / China	81,048	2015	Time charter period	114% of BPI Index	September 2022	March 2023

Magic Eclipse	Panamax dry bulk carrier / Japan	74,940	2011	Time charter trip	$26,500	September 2021	September 2021
Wonder Polaris	Aframax/LR2 tanker / Korea	115,341	2005	Time charter period	$15,000 + profit sharing	February 2022	February 2023
Wonder Sirius	Aframax/LR2 tanker / Korea	115,341	2005	Time charter period	$15,000 + profit sharing	February 2022	February 2023
Wonder Vega	Aframax tanker / Korea	106,062	2005	Tanker Pool (1)	N/A	N/A	N/A
Wonder Avior	Aframax/LR2 tanker / Korea	106,162	2004	Voyage	$11,280(2)	28 August 2021 (3)	N/A
Wonder Mimosa	MR1 tanker / Korea	37,620	2006	Tanker Pool (4)	N/A	N/A	N/A
Wonder Arcturus	Aframax/LR2 tanker / Korea	106,149	2002	Voyage	$5,500(2)	7 August 2021 (3)	N/A
Wonder Musica	Aframax/LR2 tanker / Korea	106,209	2004	Voyage	$5,000(2)	9 August 2021 (3)	N/A
Wonder Formosa	MR1 tanker /Korea	37,562	2006	Tanker Pool (4)	N/A	N/A	N/A

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels

(2)	For vessels that are employed on the voyage/spot market, the daily gross charter rate is considered as the TCE on the basis of the expected completion date.

(3)	Estimated completion date of the voyage.

(4)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

Financial Results Overview:

	Three Months Ended		Six Months Ended
(expressed in U.S. dollars)	June 30, 2021 (unaudited)	June 30, 2020 (unaudited)	June 30, 2021 (unaudited)	June 30, 2020 (unaudited)
Vessel revenues, net	$21,789,783	$2,585,659	$28,762,636	$5,310,936
Operating income	$7,038,253	$659,851	$8,529,692	1,241,992
Net income/ (loss)	$6,475,508	$(144,600)	$7,602,568	$(404,468)
EBITDA(1)	$9,987,330	$1,018,366	$12,558,054	$1,923,640
Earnings/(Loss) per common share	$0.07	$(0.12)	$0.10	$(0.50)

(1)        EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Fleet selected financial and operational data:

Set forth below are selected financial and operational data of our fleet for each of the three and six months ended June 30, 2021 and 2020, respectively, that we believe are useful in better analysing trends in our results of operations:

	Three Months Ended June 30,		Six Months Ended June 30,
(expressed in U.S. dollars except for operational data)	2021	2020	2021	2020
Ownership days (1) (7)	1,477	273	2,105	546
Available days (2)(7)	1,420	273	2,030	488
Operating days (3) (7)	1,380	273	1,978	488
Daily TCE rate(4)	$14,381	$9,090	$13,705	$10,351
Fleet Utilization (5)	97%	100%	97%	100%
Daily vessel operating expenses (6)	$5,390	$4,452	$5,352	$4,770

(1)	Ownership days are the total number of calendar days in a period during which we owned our vessels.

(2)	Available days are the Ownership days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.

(3)	Operating days are the Available days in a period after subtracting off-hire and idle days.

(4)
Daily TCE rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet utilization is calculated by dividing the Operating days during a period by the number of Available days during that period.

(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.

(7)	Our definitions of days (i.e. Ownership days, Available days, Operating days) may not be comparable to that reported by other companies.

 APPENDIX A

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income/ (Loss)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
REVENUES
Vessel revenues, net	$21,789,783	$2,585,659	$28,762,636	$5,310,936
EXPENSES
Voyage expenses -including commissions to related party	(1,368,565)	(104,093)	(941,593)	(259,600)
Vessel operating expenses	(7,960,638)	(1,215,266)	(11,266,895)	(2,604,336)
General and administrative expenses (including related party fees)	(720,124)	(109,253)	(1,459,355)	(237,636)
Management fees -related parties	(1,750,150)	(136,500)	(2,524,500)	(273,000)
Depreciation and amortization	(2,952,053)	(360,696)	(4,040,601)	(694,372)
Operating income	$7,038,253	$659,851	$8,529,692	$1,241,992
Interest and finance costs, net (including related party interest costs)	(485,646)	(802,270)	(840,762)	(1,633,736)
Other expenses, net	(2,976)	(2,181)	(12,239)	(12,724)
US source income taxes	(74,123)	—	(74,123)	—
Net income/(loss)	$6,475,508	$(144,600)	$7,602,568	$(404,468)
Earnings/(loss) per common share (basic and diluted)	$0.07	$(0.12)	$0.10	$(0.50)

Weighted average number of common shares outstanding, basic	88,933,581	1,222,427	73,384,422	802,765

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,032,095	$8,926,903
Due from related party	1,831,311	1,559,132
Other current assets	8,614,300	3,078,119
Total current assets	50,477,706	13,564,154

NON-CURRENT ASSETS:
Vessels, net	300,516,947	58,045,628
Advances for vessel acquisitions	9,243,007	—
Due from related party	1,104,394	—
Other non-currents assets	5,650,447	2,761,573
Total non-current assets, net	316,514,795	60,807,201
Total assets	366,992,501	74,371,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net – including related party	12,153,410	7,102,037
Due to related parties	198,845	1,941
Trade payables	2,419,986	2,078,695
Accrued liabilities	3,616,175	1,613,109
Deferred Revenue, net	1,516,027	108,125
Total current liabilities	19,904,443	10,903,907
NON-CURRENT LIABILITIES:
Long-term debt, net	37,120,639	11,083,829
Total non-current liabilities	37,120,639	11,083,829
Total Liabilities	57,025,082	21,987,736

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 93,519,255 and 13,121,238 shares, issued and outstanding as at June 30, 2021 and December 31, 2020, respectively (1)	93,519	13,121
Series A Preferred Shares- 480,000 shares issued and outstanding as at June 30, 2021 and December 31, 2020	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at June 30, 2021 and December 31, 2020	12	12
Additional paid-in capital	303,587,575	53,686,741
Retained Earnings/(Accumulated Deficit)	6,285,833	(1,316,735)
Total shareholders’ equity	309,967,419	52,383,619
Total liabilities and shareholders’ equity	$366,992,501	$74,371,355

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars—except for number of share data)	Six Months Ended June 30,
	2021	2020
Cash flows (used in)/provided by Operating Activities:
Net income/(loss)	$7,602,568	$(404,468)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) Operating activities:
Vessels’ depreciation and amortization of deferred dry-docking costs	4,040,601	694,372
Amortization and write-off of deferred finance charges	125,234	541,441
Amortization of other deferred charges	53,449	112,508
Deferred revenue amortization	(157,076)	(430,994)
Interest settled in common stock	—	57,773
Amortization and write-off of convertible notes beneficial conversion feature	—	532,437
Changes in operating assets and liabilities:
Accounts receivable trade	(1,496,824)	(705,003)
Inventories	(2,836,214)	(47,380)
Due from/to related parties	(1,179,669)	288,538
Prepaid expenses and other assets	(901,228)	(260,596)
Dry-dock costs paid	(1,288,364)	(509,976)
Other deferred charges	(196,347)	—
Accounts payable	515,337	(179,960)
Accrued liabilities	1,365,569	(17,290)
Deferred revenue	1,564,978	(62,021)
Net Cash provided by/(used in) Operating Activities	7,212,014	(390,619)

Cash flows used in Investing Activities:
Vessel acquisitions and other vessel improvements	(245,945,567)	(388,635)
Advances for vessel acquisitions	(9,178,452)	—
Net cash used in Investing Activities	(255,124,019)	(388,635)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	262,516,826	20,671,500
Common stock issuance expenses	(12,311,638)	(1,637,559)
Proceeds from long-term debt	33,290,000	9,500,000
Repayment of long-term debt	(1,571,000)	(950,000)
Payment of deferred financing costs	(756,051)	(608,985)
Net cash provided by Financing Activities	281,168,137	26,974,956

Net increase in cash, cash equivalents, and restricted cash	33,256,132	26,195,702
Cash, cash equivalents and restricted cash at the beginning of the period	9,426,903	5,058,939
Cash, cash equivalents and restricted cash at the end of the period	$42,683,035	$31,254,641

All numbers of share and earnings per share amounts in these unaudited interim condensed financial statements have been retroactively adjusted to reflect the reverse stock split effected on May 28, 2021.

 APPENDIX B

Non-GAAP Financial Information

Daily TCE Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. The TCE rate is calculated by dividing total revenues (time charter and/or voyage charter revenues, net of charterers’ commissions), less voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the TCE rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter trips, time charter periods and voyage charters) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2021	2020	2021	2020
Vessel revenues, net	$21,789,783	$2,585,659	$28,762,636	$5,310,936
Voyage expenses -including commissions from related party	(1,368,565)	(104,093)	(941,593)	(259,600)
TCE revenues	$20,421,218	$2,481,566	$27,821,043	$5,051,336
Available Days	1,420	273	2,030	488
TCE rate	$14,381	$9,090	$13,705	$10,351

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net (loss)/income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

 Reconciliation of Net Income/(Loss) to EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2021	2020	2021	2020

Net Income/(Loss)	$6,475,508	$(144,600)	$7,602,568	$(404,468)
Depreciation and amortization	2,952,053	360,696	4,040,601	694,372
Interest and finance costs, net (including amortization of deferred financing costs and beneficial conversion feature, as applicable)	485,646	802,270	840,762	1,633,736
US source income taxes	74,123	—	74,123	—
EBITDA	$9,987,330	$1,018,366	$12,558,054	$1,923,640

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industries, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com